SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 25, 2020, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information.

1. Results of the period	In thousands of ARS
	06/30/2020	06/30/2019
Results of the period	23,731	(38,371)
Attributable to:
Company's shareholders	14,249	(36,610)
Non-controlling interest	9,482	(1,761)

2. Other integral results of the period	In thousands of ARS
	06/30/2020	06/30/2019
Other integral results of the period	14,182	(2,025)
Attributable to:
Company's shareholders	(985)	(937)
Non-controlling interest	15,167	(1,088)

3. Total integral results of the period	In thousands of ARS
	06/30/2020	06/30/2019
Total integral results of the period	37,913	(40,396)
Attributable to:
Company's shareholders	13,264	(37,547)
Non-controlling interest	24,649	(2,849)

4. Equity	In thousands of ARS
	06/30/2020	06/30/2019
Share capital	575	575
Treasury shares	4	4
Inflation adjustment of share capital and treasury shares	13,532	13,532
Additional paid-in capital	14,540	14,540
Additional paid-in capital from of treasury shares	94	77
Legal reserve	485	485
RG CNV 609/12 reserve	9,401	9,401
Cost of treasury shares	(172)	(165)
Changes in non-controlling interest	(5,265)	(5,274)
Reserve for shares based payments	197	207
Reserves for future dividends	1,692	1,692
Revaluation Surplus	431	104
Reserve for currency translation adjustment	(729)	261
Special Reserve	10,395	71,437
Reserve for hedging	(366)	(9)
Reserve for defined benefit plans	(391)	(310)
Other reserves from subsidiaries	104	104
Retained earnings	12,600	(60,818)
Total attributable to the company's shareholders	57,127	45,843
Non-controlling interest	65,528	76,813
Total shareholder's equity	122,655	122,656

5. Adjustment to the results of previous periods	In thousands of ARS
06/30/2020
Change in the valuation method of nivestment properties	(2,166)
Attributable to:
Company's shareholders	(1,306)
Non-controlling interest	(860)

Pursuant to Article 62 (1) (6) and (8) of the aforementioned Regulations, at the closing date of the financial statements, the Company's capital stock is ARS 578,676,460 (including own shares in portfolio) whose shareholding composition is divided into 578,676,460 non-endorsable registered common shares of 1 nominal value each and entitled to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. and A. (Cresud) with 359,102,211 shares (directly and indirectly), representing 62.3% of the issued share capital. Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its headquarters is Moreno 877, 23 ° floor, Autonomous City of Buenos Aires, Argentina.

We also inform that as of June 30, 2020, by subtracting Cresud's holding and own shares in the portfolio, the remaining shareholders had 219,574,249 non-endorsable common shares of 1 nominal value each and entitled to 1 vote each of the Company representing 37.7% of the issued share capital.

As of June 30, 2020 there are no options or negotiable obligations convertible into circulation to acquire our shares.

Regarding  the paragraph l), section 3); 4) and 5) of the Regulations, it is recorded that the Board of Directors has begun the analysis of the proposals that will be made to the next annual shareholder's meeting, the result of which will be informed to the shareholders and respective bodies, the administrative body.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 25, 2020